FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2006

Lorus Therapeutics Inc.

(Translation of registrant’s name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: November 9, 2005

By:_ “Jim A Wright”_

Jim A. Wright

President and C.E.O.

Contacts:

Lorus Therapeutics Inc.

Media Contacts

US Investor Relations

Corporate Communications        Susana Hsu / Emily Brunner

Tim Clemensen

Grace Tse

Mansfield Communications

Rubenstein & Co.

Tel: (416) 798-1200 ext. 380      (416) 599-0024 / (212) 370-5045

(212) 843-9337

Email: ir@lorusthera.com

susana@mcipr.com / emily@mcipr.com

tim@rir1.com

LORUS ANNOUNCES FURTHER CORPORATE CHANGES

- Changes in senior management -

TSX:

LOR

AMEX:

LRP

TORONTO, CANADA, November 9, 2005 - Lorus Therapeutics Inc. ('Lorus'), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced the departure of the following senior managers as part of a reorganization of the Company: Shane Ellis, Vice President, Legal Affairs and Corporate Secretary; Bruce Rowlands, Senior Vice President of Planning and Public Affairs; and Paul Van Damme, Chief Financial Officer.  These changes are in addition to those announced on November 2, 2005, when the Company reduced its staff by approximately 35%. Paul Van Damme's responsibilities will be assumed by Elizabeth Williams, CA, presently Lorus' Controller and newly appointed Director of Finance.

Mr. Graham Strachan, Chairman of the Board, expressed: "the Board expresses thanks and gratitude for the many important contributions made by these executives." He went on to say, "Lorus is very disappointed that it had to take this step, which results in the loss of three exceptionally talented professionals, and we wish them well in their new endeavors."

The reorganization, including reductions in staff, provide Lorus with a significant increase in cash for its operations through 2006 and beyond, including the development of its advanced clinical programs and preclinical programs. Priorities for Lorus during this period will focus on partnerships for drugs under clinical development, primarily, its proprietary antisense products, such as GT1-2040, as well as VirulizinR. It will also allow Lorus to aggressively pursue plans to bring a new drug candidate into clinical development from the Company's preclinical small molecule program.

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners. Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in Phase II clinical trial programs and one Phase III registration clinical program. Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. VirulizinR is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com/.